Exhibit 12.1

Navistar International Corporation

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company’s debt agreements.

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2013	2012	2012	2011	2010	2009	2008
(in millions)
Income (loss) before income tax (expense) benefit(A)	$(83)	($200)	$(1,082)	$506	$388	$395	$158
Less: Net income attributable to non-controlling interests	(15)	(13)	(48)	(55)	(44)	(25)	—
Dividends from non-consolidated affiliates	2	—	7	4	5	59	85
Interest expense(B)	58	52	213	203	215	235	456
Debt amortization expense	16	9	46	44	38	16	13
Interest portion of rent expense(C)	5	5	21	18	19	18	17

Total earnings (loss)	$(17)	$(147)	$(843)	$720	$621	$698	$729

Capitalized interest	$2	$2	$9	$18	$4	$1	$5
Interest expense(B)	63	57	234	221	234	253	473
Debt amortization expense	16	9	46	44	38	16	13

Total fixed charges	$81	$68	$289	$283	$276	$270	$491

Ratio of earnings to fixed charges	—		—	2.54	2.25	2.59	1.48
Earnings shortfall	$(98)	$(215)	$(1,132)	—	—	—	—

(A)	Represents income (loss) from continuing operations excluding equity in income (loss) of non-consolidated affiliates.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.